Opinion of Counsel



January 23, 2001



AXP High Yield Tax-Exempt Fund, Inc.
200 AXP Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP High Yield Tax-Exempt Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,




/s/ Leslie L. Ogg
Leslie L. Ogg
Attorney at Law
901 S. Marquette Ave., Suite 2810
Minneapolis, Minnesota  55402-3268